Fourth Quarter and Year-End 2017 Earnings Presentation The Bank of N.T. Butterfield & Son Limited February 15, 2018

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance, capital, ownership or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Our performance may vary due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http:// www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made other than required by law. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

3 Fourth Quarter and Year-End 2017 Earnings Call Presenters Agenda Six International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Chief Financial Officer Dan Frumkin Chief Operating Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Efficient, Conservative Balance Sheet • Visible Earnings • Overview • Financials • Summary • Q&A Awards

4 2017 Highlights 2013 2014 2015 2016 2017 $76.6 $106.4 $113.9 $138.6 $158.9 Core Net Income* 2013 2014 2015 2016 2017 9.7% 14.4% 17.6% 20.5% 22.4% Core Return on Average Tangible Common Equity* vs. 2016 2017 $ % Net Interest Income $ 289.7 $ 31.3 3.9 % Non-Interest Income 157.8 10.4 (1.2)% Prov. for Credit Losses 5.8 10.2 (228.8)% Non-Interest Expenses** (301.4) (14.8) (2.2)% Other Gains (Losses) 1.3 0.3 (11.6)% Net Income $ 153.3 $ 37.3 32.2 % Non-Core Items* 5.6 (17.0) (128.6)% Core Net Income* $ 158.9 $ 20.3 15.0% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes income taxes • Record net income of $153.3 million, or $2.76 per share • Core Net Income* of $158.9 million, or $2.86 per share • Net Interest Margin of 2.73%, cost of deposits of 0.11% • Return on average common equity of 19.9%; core return on average tangible common equity* of 22.4% • Acquired Global Trust Solutions business from Deutsche Bank • Announced major acquisition of Deutsche Bank’s banking businesses in Cayman and Channel Islands; expected to close before the end of 2018 (Announced February 15, 2018) • Increased common share dividend and authorized share repurchase program (Announced February 15, 2018)

Financials

6 Fourth Quarter 2017 Highlights Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 $61.2 $66.8 $74.3 $76.1 Net Interest Income before Provision for Credit Losses - Trend Q4 2017 vs. Q3 2017 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 2,135.8 0.86% $ (105.8) 0.05 % Investments 4,638.0 2.27% 76.1 0.05 % Loans (net) 3,731.7 5.23% 49.4 0.07 % Interest Earning Assets 10,505.5 3.03% 19.7 Total Liabilities 10,040.1 (0.17)% (1.9) (0.02)% Net Interest Margin 2.87% 0.06 % Net Interest Margin & Yields 2015 2016 2017 vs. Q3 2017 vs. Q4 2016 Q4 2017 $ % $ % Net Interest Income $ 76.1 $ 1.8 3.9% $ 9.3 14.2 % Non-Interest Income 42.4 4.1 (1.2)% 3.6 5.4 % Prov. for Credit Losses 5.4 4.7 (228.8)% 4.5 (315.3)% Non-Interest Expenses* (80.8) (7.0) (2.2)% (8.9) (4.8)% Other Gains (Losses) (2.7) (4.5) (11.6)% (3.5) 181.3 % Net Income $ 40.3 $ (0.8) (2.0)% $ 4.9 13.8 % Non-Core Items** 1.9 2.3 (128.6)% 0.1 (104.5)% Core Net Income** $ 42.2 $ 1.5 3.7% $ 5.0 13.6% • Net income of $40.3 million, or $0.72 per share • Core Net Income** of $42.2 million, or $0.76 per share • Net Interest Margin of 2.87%, cost of deposits of 0.12% • Return on average common equity of 19.7%; core return on average tangible common equity** of 22.3% • Common share dividend increased 18.8% to $0.38 per share*** • Announced the acquisition of Global Trust Solutions from Deutsche Bank • Strong revenue from margin expansion and loan growth, offset by increased SOX and performance bonus expenses * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure *** Announced subsequent to quarter-end

7 Income Statement Non-Interest Income Non-Interest Income Trend vs. Q3 2017 Q4 $ % Asset management $ 6.6 $ 0.3 3.9% Banking 12.0 1.2 11.1% FX Revenue 8.8 1.3 16.6% Trust 11.3 0.4 3.6% Custody and Other 2.2 0.1 6.0% Other 1.4 0.9 163.9% Total Non-Interest Income $ 42.4 $ 4.1 10.7% Non-Interest Income Fee Income Ratio Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 $37.3 $38.8 $38.2 $42.4 34.2% • Non-interest income grew significantly across all business lines • Banking and FX Revenue growth saw largest increases with seasonal promotions • Stable and capital efficient non-interest income across diversified fee generating businesses • Fee income ratio of 34.2% remains well above peers* and increases returns on equity 2015 2016 2017 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

8 Income Statement Non-Interest Expenses Non-Interest Expense Trend *** Core Non-Interest Expenses* vs. Q3 2017 Q4 $ % Salaries & Benefits $ 42.2 $ 5.0 0.3 % Technology & Comm. 14.3 1.2 (1.5)% Property 4.5 (0.6) (3.8)% Professional & O/S Services 6.7 1.1 (1.8)% Indirect Taxes 4.7 0.1 2.2 % Intangible Amortization 1.1 — (9.1)% Marketing 1.5 0.6 (62.5)% Other ** 3.9 (0.2) (12.5)% Total Core Non-Interest Expenses* $ 78.9 $ 7.2 10.0 % Non-Core Expenses* 1.9 (0.1) (42.4)% Non-Interest Expenses*** $ 80.8 $ 7.0 9.5 % Non-Interest Expenses Core Efficiency Ratio Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 $87.9 $71.9 $73.8 $80.8 63.7% 65.6% 62.8% 65.4% • Expenses pressured by accelerated Sarbanes-Oxley-related costs, investment in compliance systems and processes, and year-end increase in performance related bonus accrual • Some core office set up costs incurred in the quarter in anticipation of the Singapore Global Trust Solutions acquisition • Non-core expenses related primarily to acquisition of Global Trust Solutions • Cost / income ratios expected to normalize in the short term on existing businesses 2015 2016 2017 * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Other Non-Interest Expenses and Income Taxes *** Includes Income Taxes

9 Capital Requirements and Return Leverage Capital • Capital management remains conservative and has capacity for further acquisitions • Board approved 18.8% increase in quarterly cash dividend to $0.38 per common share • Share repurchase program of one million shares announced • Leverage capital below peer median but remains at the high end of target capital range Regulatory Capital (Basel III) - Total Capital Ratio Butterfield Current BMA 2017 Required US Peer Average * 19.9% 14.9% 15.1% * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median * 7.1% 8.2% 1.2% 0.6% 8.3% 8.8%

10 Balance Sheet Total Assets • Loan balances increased with a new sovereign loan and growth in UK residential mortgages • Cash balances slightly lower as opportunities in longer duration assets began to materialize with improving yield environment • Cost of deposits increased by only 2 basis points to 0.12% Q4 2017 Q3 2017 Cash & Equivalents $ 1,535 $ 1,546 S/T Inv. & Reverse Repos 429 418 Loans (net) 3,777 3,664 Investments 4,706 4,613 Other Assets 332 338 Total Assets $ 10,779 $ 10,578 Int. Bearing Deposits $ 7,056 $ 7,036 Non-Int. Bearing Deposits 2,480 2,371 Other Liabilities 420 368 Shareholders Equity 823 802 Total Liab. & Equity $ 10,779 $ 10,578 Total assets Investments Loans Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 $10.3 $11.1 $10.6 $10.8 $3.2 $4.4 $4.6 $4.7$4.0 $3.6 $3.7 $3.8 Total deposits Non-interest bearing Interest bearing Cost of deposits Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 $9.2 $10.0 $9.4 $9.5 0.18% 0.10% 0.10% 0.12% 2015 2016 2017 2015 2016 2017 Total Deposits

11 Asset Quality Non-Accrual Loans Non-Accrual Loans Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 $65.3 $48.5 $48.7 $43.9 Res Mtg: 65.4% Consumer: 4.9% Comm’l R/E: 15.4% Other Comm’l: 10.3% Gov’t: 4.0% Loan Distribution 2015 2016 2017 0.4% 0.3% 0.2% 0.1% 0.0% Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 0.04% 0.11% 0.02% 0.04% Net Charge-Off Ratio AAA: 93.3% AA: 1.2% A: 4.2%BBB: 1.3% $3.8 billion $4.7 billion Investment Portfolio Rating Distribution 2015 2016 2017

12 Interest Rate Sensitivity Interest Rate Sensitivity**Average Balance - Balance Sheet Average Balances ($bn) Q4 2017 vs. Q3 2017 Duration vs. Q3 2017 Cash 1,936.2 (116.4) N/A N/A S/T Invest. 199.6 10.6 0.2 0.1 AFS 3,326.1 61.0 2.3 (0.1) HTM 1,310.7 14.6 5.6 (0.2) Total 6,772.6 (30.2) NTB US Peer Median * -100bps +100bps +200bps (13.8)% 6.0% 11.7% (6.4)% 4.5% 6.0% • The Bank remains significantly more sensitive to increases in interest rates relative to its US peers* • Average deposit balances vary from quarter to quarter depending on client requirements • Improving rate environment continues to benefit asset sensitive positioning * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** These projections present the estimated change in net interest income assuming gradual parallel shifts of the yield curve in even increments over the first twelve months, followed by rates held constant thereafter.

Summary Q&A Appendices

Appendix

Balance Sheet Trends

	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Assets												
Cash & Equivalents	$ 1,535	$ 1,546	$ 1,720	$ 1,867	$ 2,102	$ 1,485	$ 2,655	$ 1,774	$ 2,289	$ 2,262	$ 2,101	$ 2,060
Reverse Repos	179	210	184	63	149	186	—	—	—	—	—	—
S/T Investments	250	208	294	542	520	995	436	425	409	331	380	342
Investments	4,706	4,613	4,558	4,549	4,400	4,114	3,870	3,679	3,224	3,286	3,245	3,086
Loans, Net	3,777	3,664	3,588	3,573	3,570	3,836	3,904	3,953	4,000	3,974	3,977	3,922
Other Assets	332	338	335	350	363	363	422	355	354	364	367	390
Total Assets	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979	$ 11,287	$ 10,186	$ 10,276	$ 10,217	$ 10,070	$ 9,800
Liabilities and Equity												
Total Deposits	$ 9,536	$ 9,407	$ 9,479	$ 9,849	$ 10,034	$ 9,667	$ 10,091	$ 8,939	$ 9,182	$ 9,111	$ 9,001	$ 8,600
Long-Term Debt	117	117	117	117	117	117	117	117	117	117	117	117
Other Liabilities	303	252	313	236	242	230	263	343	227	215	213	212
Total Liabilities	$ 9,956	$ 9,776	$ 9,909	$ 10,203	$ 10,393	$ 10,014	$ 10,471	$ 9,399	$ 9,526	$ 9,443	$ 9,331	$ 8,929
Common Equity	$ 823	$ 802	$ 770	$ 741	$ 711	$ 782	$ 633	$ 604	$ 567	$ 591	$ 556	$ 688
Preferred Equity	—	—	—	—	—	183	183	183	183	183	183	183
Total Equity	$ 823	$ 802	$ 770	$ 741	$ 711	$ 965	$ 816	$ 787	$ 750	$ 774	$ 739	$ 871
Total Liabilities and Equity	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979	$ 11,287	$ 10,186	$ 10,276	$ 10,217	$ 10,070	$ 9,800
Key Metrics												
TCE / TA	7.1%	7.0%	6.7%	6.2%	5.9%	6.6%	5.0%	5.5%	5.1%	5.3%	5.0%	6.5%
CET 1 Ratio	18.2%	17.8%	17.0%	15.8%	15.3%	16.1%	12.3%	12.4%	N/A	N/A	N/A	N/A
Total Tier 1 Capital Ratio	18.2%	17.8%	17.0%	15.8%	15.3%	20.5%	16.5%	16.4%	16.2%	15.8%	15.6%	17.9%
Total Capital Ratio	19.9%	19.9%	19.1%	17.9%	17.6%	22.9%	18.9%	18.7%	19.0%	18.6%	18.5%	20.8%

14

Butterfield

Appendix

Average Balance Sheet Trends

	2017 - Q4			2017 - Q3			2017 - Q2		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 2,135.8	$ 4.7	0.86 %	$ 2,241.5	$ 4.6	0.81 %	$ 2,636.9	$ 4.5	0.68 %
Investment in securities	4,638.0	26.6	2.27 %	4,561.9	25.5	2.22 %	4,539.2	24.9	2.20 %
Trading	*1.3*	—	— %	*0.8*	—	— %	*0.8*	—	— %
AFS	*3,326.1*	*17.1*	*2.04 %*	*3,265.0*	*16.3*	*1.98 %*	*3,312.1*	*16.1*	*1.95 %*
HTM	*1,310.7*	*9.5*	*2.87 %*	*1,296.1*	*9.2*	*2.83 %*	*1,226.3*	*8.9*	*2.90 %*
Loans	3,731.7	49.2	5.23 %	3,682.3	47.9	5.16 %	3,606.8	46.0	5.11 %
Commercial	*1,140.9*	*15.0*	*5.20 %*	*1,240.3*	*16.0*	*5.11 %*	*1,199.6*	*14.7*	*4.92 %*
Consumer	*2,590.8*	*34.2*	*5.24 %*	*2,442.0*	*31.9*	*5.19 %*	*2,407.1*	*31.2*	*5.20 %*
Total interest earning assets	10,505.5	80.4	3.03 %	10,485.8	78.0	2.95 %	10,782.9	75.3	2.80 %
Other assets	325.4			327.8			359.5		
Total assets	$ 10,830.9	$ 80.4	2.94 %	$ 10,813.5	$ 78.0	2.86 %	$ 11,142.4	$ 75.3	2.71 %
Liabilities									
Interest bearing deposits	$ 7,222.4	$ (3.0)	(0.16)%	$ 7,255.3	$ (2.5)	(0.14)%	$ 7,635.2	$ (2.7)	(0.14)%
Customer demand deposits	*5,149.5*	*(0.2)*	— %	*5,274.1*	—	— %	*5,536.7*	*(0.2)*	*(0.01)%*
Customer term deposits	*2,061.6*	*(2.3)*	*(0.46)%*	*1,967.0*	*(2.3)*	*(0.47)%*	*2,089.6*	*(2.4)*	*(0.46)%*
Deposits from banks	*11.3*	*(0.5)*	*(18.60)%*	*14.3*	*(0.1)*	*(2.65)%*	*8.8*	*(0.1)*	*(2.70)%*
Long-term debt	117.0	(1.3)	(4.34)%	117.0	(1.3)	(4.26)%	117.0	(1.2)	(4.20)%
Interest bearing liabilities	7,339.4	(4.3)	(0.23)%	7,372.3	(3.7)	(0.20)%	7,752.2	(3.9)	(0.20)%
Non-interest bearing customer deposits	2,446.9			2,413.9			2,377.6		
Other liabilities	253.8			255.7			251.1		
Total liabilities	$ 10,040.1	$ (4.3)	(0.17)%	$ 10,042.0	$ (3.7)	(0.15)%	$ 10,380.9	$ (3.9)	(0.15)%
Shareholders' equity	790.8			771.6			761.5		
Total liabilities and shareholders' equity	$ 10,830.9			$ 10,813.5			$ 11,142.4		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,166.1			$ 3,113.4			$ 3,030.7		
Net interest margin		$ 76.1	2.87 %		$ 74.3	2.81 %		$ 71.5	2.66 %

15

Butterfield

Appendix

Income Statement Trends

	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Net Interest Income	$ 76.1	$ 74.3	$ 71.5	$ 67.9	$ 66.8	$ 65.0	$ 64.3	$ 62.3	$ 61.2	$ 60.0	$ 59.3	$ 58.8
Non-Interest Income	42.4	38.2	38.7	38.5	38.8	36.3	37.9	34.5	37.3	34.2	34.5	34.1
Prov. for Credit Recovery (Losses)	5.4	0.7	(0.5)	0.3	0.9	(0.3)	(5.3)	0.3	(2.6)	(0.9)	(2.0)	(0.2)
Non-Interest Expenses	80.8	73.8	75.6	71.2	71.9	77.5	67.0	70.2	87.9	67.6	65.3	65.7
Other Gains (Losses)	(2.7)	1.8	2.0	0.2	0.8	0.6	(0.2)	(0.2)	(10.3)	3.1	(3.2)	1.0
Net Income	$ 40.3	$ 41.1	$ 36.1	$ 35.9	$ 35.4	$ 24.0	$ 29.8	$ 26.8	$ (2.3)	$ 28.8	$ 23.3	$ 28.0
Non-Core Items*	$ 1.9	$ (0.4)	$ 1.4	$ 2.6	$ 1.7	$ 9.4	$ 2.3	$ 9.2	$ 30.1	$ 0.5	$ 4.5	$ 1.0
Core Net Income	$ 42.2	$ 40.7	$ 37.5	$ 38.5	$ 37.1	$ 33.4	$ 32.1	$ 36.0	$ 27.8	$ 29.3	$ 27.8	$ 29.0
Key Metrics												
Loan Yield	5.23%	5.16%	5.11%	4.90%	4.92%	4.75%	4.72%	4.74%	4.63%	4.61%	4.66%	4.63%
Securities Yield	2.27	2.22	2.20	2.17	1.98	1.91	1.87	2.07	2.08	2.10	2.33	2.16
Cost of deposits	0.12	0.10	0.11	0.11	0.10	0.11	0.12	0.15	0.18	0.19	0.22	0.23
Net Interest Margin	2.87	2.81	2.66	2.58	2.45	2.39	2.44	2.54	2.48	2.43	2.52	2.48
Core Efficiency Ratio*	65.4	62.8	66.1	63.2	65.6	65.3	61.8	62.5	63.7	66.8	66.7	66.8
Core ROATCE*	22.3	22.2	21.6	23.4	19.3	19.0	20.1	23.7	17.7	19.3	17.6	16.0
Fee Income Ratio	34.2	33.8	35.3	36.1	36.4	35.9	39.1	35.5	38.9	36.7	37.6	36.8
Fully Diluted Share Count (in millions of common shares)	55.6	55.5	55.6	55.2	54.7	49.0	47.3	47.4	47.3	47.4	49.9	55.7

16

* See the Appendix for a reconciliation of the non-GAAP measure.

Butterfield

17 Appendix Non-Interest Income & Expense Trends 2017 2016 2015 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Trust $ 11.3 $ 10.9 $ 11.3 $ 11.4 $ 11.5 $ 11.6 $ 10.8 $ 10.1 $ 10.3 $ 9.9 $ 10.2 $ 10.0 Asset Management 6.6 6.3 5.9 5.8 6.0 5.6 5.3 4.2 5.3 4.7 4.6 4.3 Banking 12.0 10.8 10.9 10.0 11.0 9.7 10.0 8.7 10.2 8.5 8.2 8.3 FX Revenue 8.8 7.6 7.5 8.3 7.4 6.5 8.4 8.3 8.3 7.6 8.0 7.9 Custody & Other Admin. 2.2 2.0 1.9 2.0 2.0 2.3 2.3 2.2 2.3 2.3 2.5 2.4 Other 1.4 0.5 1.1 0.9 0.9 0.6 1.0 1.0 0.9 1.2 1.0 1.2 Total Non-Interest Income $ 42.4 $ 38.2 $ 38.7 $ 38.5 $ 38.8 $ 36.3 $ 37.9 $ 34.5 $ 37.3 $ 34.2 $ 34.5 $ 34.1 Non-Interest Expense Salaries & Benefits $ 42.4 $ 37.4 $ 37.4 $ 36.0 $ 34.2 $ 42.4 $ 32.2 $ 31.2 $ 37.8 $ 32.1 $ 32.3 $ 32.7 Technology & Comm. 14.4 13.2 13.4 12.9 14.5 14.4 14.1 14.5 14.6 14.7 13.9 13.9 Property 4.5 5.1 5.4 4.9 5.5 5.4 5.1 5.0 5.5 5.7 5.2 5.2 Professional & O/S Services 8.0 6.9 6.1 6.2 5.4 4.1 5.4 4.1 13.7 5.8 4.1 4.1 Indirect Taxes 4.7 4.6 4.5 4.2 4.7 4.2 2.8 4.6 1.6 4.2 3.8 4.3 Intangible Amortization 1.1 1.0 1.1 1.0 1.0 1.2 1.3 1.1 1.1 1.1 1.1 1.1 Marketing 1.5 0.9 2.4 1.0 1.7 0.9 1.0 0.9 1.2 0.7 1.1 0.9 Restructuring 0.3 0.4 0.6 0.4 0.5 0.6 0.7 4.5 2.2 — — — Other 3.5 4.0 4.5 4.3 4.4 4.4 4.2 4.0 9.5 3.1 3.6 3.3 Total Non-Interest Expense $ 80.4 $ 73.6 $ 75.3 $ 71.0 $ 71.9 $ 77.3 $ 66.7 $ 69.9 $ 87.2 $ 67.4 $ 65.1 $ 65.5 Income Taxes 0.5 0.2 0.3 0.2 — 0.2 0.2 0.3 0.7 0.2 0.2 0.2 Total Expense incld. Taxes $ 80.8 $ 73.8 $ 75.6 $ 71.2 $ 71.9 $ 77.5 $ 67.0 $ 70.2 $ 87.9 $ 67.6 $ 65.3 $ 65.7

18 Appendix Core Non-Interest Expense Trends 2017 2016 2015 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits $ 42.2 $ 37.2 $ 37.1 $ 35.9 $ 34.0 $ 33.6 $ 31.5 $ 29.6 $ 31.0 $ 31.4 $ 32.1 $ 31.8 Technology & Comm. 14.3 13.1 13.3 12.8 14.4 14.2 13.8 13.9 14.4 14.6 13.6 13.8 Property 4.5 5.1 5.3 4.9 5.5 5.3 5.0 5.0 5.5 5.7 5.2 5.2 Professional & O/S Services 6.7 5.6 5.7 4.3 5.4 3.9 4.8 3.0 4.5 3.4 3.1 2.7 Indirect Taxes 4.7 4.6 4.5 4.3 3.9 3.9 2.8 4.6 1.5 4.2 3.8 4.2 Intangible Amortization 1.1 1.0 1.1 1.0 1.0 1.2 1.3 1.1 1.1 1.1 1.1 1.1 Marketing 1.5 0.9 2.4 1.0 1.7 0.9 1.0 0.9 1.2 0.7 1.1 0.9 Other 3.5 4.0 4.5 4.2 4.3 4.3 4.2 3.4 4.6 3.1 3.7 3.5 Total Core Non-Interest Expense $ 78.5 $ 71.6 $ 73.9 $ 68.4 $ 70.2 $ 67.3 $ 64.4 $ 61.5 $ 63.8 $ 64.2 $ 63.7 $ 63.2 Income Taxes 0.5 0.2 0.3 0.2 — 0.2 0.2 0.3 0.7 0.2 0.2 0.2 Total Core Expense incld. Taxes $ 78.9 $ 71.8 $ 74.2 $ 68.6 $ 70.2 $ 67.5 $ 64.6 $ 61.8 $ 64.5 $ 64.4 $ 63.9 $ 63.4

19 Appendix Non-GAAP Reconciliation (in millions of US Dollars, unless otherwise indicated) 2017 2016 2015 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Net income A $ 40.3 $ 41.1 $ 36.1 $ 35.9 $ 35.4 $ 24.0 $ 29.8 $ 26.8 $ (2.3) $ 28.8 $ 23.3 $ 28.0 Dividends and guarantee fee of preference shares — — — — (3.4) (4.1) (4.1) (4.1) (4.1) (4.1) (4.1) (4.1) Premium paid on repurchase of preference shares B — — — — (41.9) — — — — — — — Net income to common shareholders C 40.3 41.1 36.1 35.9 (9.9) 19.9 25.7 22.7 (6.5) 24.7 19.2 23.9 Non-core (gains), losses and expenses Non-core (gains) losses Gain on disposal of a pass-through note investment (formerly a SIV) — (2.5) — (0.1) (0.6) — — — — — — — Impairment of and gain on disposal of fixed assets (including software) — — — — — — — — 5.1 — — (0.2) Change in unrealized (gains) losses on certain investments — — — — — — — — 1.7 (3.0) 3.0 (1.2) Adjustment to holdback payable for a previous business acquisition — 0.1 — 0.1 0.7 (0.7) — 0.9 — — — — Total non-core (gains) losses D $ — $ (2.4) $ — $ — $ 0.1 $ (0.7) $ — $ 0.9 $ 6.8 $ (3.0) $ 3.0 $ (1.4) Non-core expenses Early retirement program, redundancies and other non-core compensation — 0.1 0.1 — — 0.3 0.1 1.3 6.6 1.0 — 0.8 Tax compliance review costs 0.6 0.4 0.7 0.2 — 0.2 0.5 0.6 0.4 0.9 0.9 1.6 Provision in connection with ongoing tax compliance review — — — — — — — 0.7 4.8 — — — Business acquisition costs 1.0 1.1 — — 1.1 0.2 1.0 1.2 0.2 0.3 0.6 — Restructuring charges and related professional service fees 0.3 0.4 0.6 0.4 0.5 0.6 0.7 4.5 2.5 — — — Investigation of an international stock exchange listing costs — — — — — — — — 8.9 1.3 — — Cost of 2010 legacy option plan vesting and related payroll taxes — — — — — 8.8 — — — — — — Secondary offering costs — — — 2.0 — — — — — — — — Total non-core expenses E $ 1.9 $ 2.0 $ 1.4 $ 2.6 $ 1.6 $ 10.1 $ 2.3 $ 8.3 $ 23.4 $ 3.5 $ 1.5 $ 2.4 Total non-core (gains), losses and expenses F=D+E 1.9 (0.4) 1.4 2.6 1.7 9.4 2.3 9.2 30.2 0.5 4.5 1.0 Core net income G=A+F $ 42.2 $ 40.7 $ 37.5 $ 38.5 $ 37.1 $ 33.4 $ 32.1 $ 36.0 $ 27.9 $ 29.3 $ 27.8 $ 29.0 Core net income attributable to common shareholders H=C-B 42.2 40.7 37.5 38.5 33.7 29.3 28.0 31.9 23.7 25.2 23.7 24.9 Average shareholders' equity 809.6 788.9 759.2 729.3 895.0 859.4 799.5 772.4 764.5 755.8 779.7 869.3 Less: average preference shareholders' equity — — — — (137.1) (182.9) (182.9) (182.9) (182.9) (182.9) (182.9) (182.9) Average common equity I 809.6 788.9 759.2 729.3 757.9 676.5 616.6 589.5 581.6 572.9 596.8 686.4 Less: average goodwill and intangible assets (60.9) (61.3) (61.6) (61.7) (62.9) (65.5) (57.4) (49.5) (52.6) (54.6) (55.3) (56.4) Average tangible common equity J 748.7 727.6 697.6 667.6 695.0 611.0 559.2 540.0 529.0 518.3 541.5 630.0 Return on equity C/I 19.7% 20.7% 19.0% 19.9% (5.2)% 11.7% 16.7% 15.4% (4.4)% 17.1% 12.9% 14.1% Core return on average tangible common equity H/J 22.3% 22.2% 21.6% 23.4% 19.3% 19.0% 20.1% 23.7% 17.8% 19.3% 17.6% 16.0% Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares K 55.6 55.5 55.6 55.2 54.7 49.0 47.3 47.4 47.3 47.4 49.9 55.7 Earnings per common share fully diluted C/K 0.72 0.74 0.65 0.65 (0.19) 0.41 0.54 0.48 (0.14) 0.52 0.39 0.43 Non-core items per share (F-B)/K 0.04 (0.01) 0.02 0.05 0.81 0.19 0.05 0.19 0.64 0.01 0.09 0.02 Core earnings per common share fully diluted 0.76 0.73 0.67 0.70 0.62 0.60 0.59 0.67 0.50 0.53 0.48 0.45

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)

		2017				2016				2015			
		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Core return on average tangible assets													
Total average assets	L	$10,851.0	$10,744.8	$10,981.8	$10,982.6	$11,106.3	$11,207.4	$10,794.8	$10,243.3	$10,083.5	$10,102.8	$ 9,870.8	$ 9,859.0
Less: average goodwill and intangible assets		(60.9)	(61.3)	(61.6)	(61.7)	(62.9)	(65.5)	(57.4)	(49.5)	(52.6)	(54.6)	(55.3)	(56.4)
Average tangible assets	M	$10,790.1	$10,683.5	$10,920.2	$10,920.8	$11,043.4	$11,141.8	$10,737.3	$10,193.8	$10,030.8	$10,048.1	$ 9,815.4	$ 9,802.7
Return on average assets	A/L	1.5%	1.5%	1.3%	1.3%	1.3%	0.9%	1.1%	1.0%	(0.1)%	1.1%	1.0%	1.2%
Core return on average tangible assets	G/M	1.6%	1.5%	1.4%	1.5%	1.3%	1.2%	1.2%	1.4%	1.1 %	1.2%	1.1%	1.2%
Tangible equity to tangible assets													
Shareholders' equity		$ 822.9	$ 802.4	$ 769.9	$ 741.0	$ 710.7	$ 964.7	$ 815.9	$ 786.9	$ 750.4	$ 773.9	$ 739.0	$ 871.5
Less: goodwill and intangible assets		(60.6)	(61.4)	(61.5)	(61.4)	(61.9)	(64.6)	(66.4)	(49.1)	(51.1)	(53.3)	(56.0)	(54.7)
Tangible total equity	N	762.3	741.0	708.4	679.6	648.8	900.1	749.5	737.8	699.3	720.6	683.0	816.8
Less: preference shareholders' equity		—	—	—	—	—	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)
Tangible common equity	O	762.3	741.0	708.4	679.6	648.8	717.2	566.6	554.9	516.4	537.7	500.1	633.9
Total assets		10,779.2	10,578.4	10,678.7	10,943.6	11,103.5	10,978.5	11,287.2	10,185.6	10,275.6	10,216.5	10,069.8	9,800.3
Less: goodwill and intangible assets		(60.6)	(61.4)	(61.5)	(61.4)	(61.9)	(64.6)	(66.4)	(49.1)	(51.1)	(53.3)	(56.0)	(54.7)
Tangible assets	P	$10,718.6	$10,517.0	$10,617.2	$10,882.2	$11,041.6	$10,913.9	$11,220.8	$10,136.5	$10,224.5	$10,163.2	$10,013.8	$ 9,745.6
Tangible common equity to tangible assets	O/P	7.1%	7.0%	6.7%	6.2%	5.9%	6.6%	5.0%	5.5%	5.1 %	5.3%	5.0%	6.5%
Tangible total equity to tangible assets	N/P	7.1%	7.0%	6.7%	6.2%	5.9%	8.2%	6.7%	7.3%	6.8 %	7.1%	6.8%	8.4%
Efficiency ratio													
Non-interest expenses		$ 80.4	$ 73.6	$ 75.3	$ 71.0	$ 71.9	$ 77.3	$ 66.7	$ 69.9	$ 87.2	$ 67.4	$ 65.1	$ 65.5
Less: Amortization of intangibles		1.1	(1.0)	(1.1)	(1.0)	(1.0)	(1.2)	(1.3)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Non-interest expenses before amortization of intangibles	Q	79.3	72.6	74.2	70.0	70.9	76.1	65.4	68.8	86.1	66.3	64.0	64.4
Non-interest income		42.4	38.2	38.7	38.5	38.8	36.3	37.9	34.5	37.3	34.2	34.5	34.1
Net interest income before provision for credit losses		76.1	74.3	71.5	67.9	66.8	65.0	64.3	62.3	61.2	60.0	59.3	58.8
Net revenue before provision for credit losses and other gains/losses	R	$ 118.4	$ 112.5	$ 110.2	$ 106.4	$ 105.6	$ 101.3	$ 102.2	$ 96.8	$ 98.5	$ 94.2	$ 93.8	$ 92.9
Efficiency ratio	Q/R	67.0%	64.5%	67.4%	65.7%	67.1%	75.1%	64.0%	71.1%	87.4 %	70.4%	68.2%	69.3%
Core efficiency ratio													
Non-interest expenses		$ 80.4	$ 73.6	$ 75.3	$ 71.0	$ 71.9	$ 77.3	$ 66.7	$ 69.9	$ 87.2	$ 67.4	$ 65.1	$ 65.5
Less: non-core expenses	(E)	(1.9)	(2.0)	(1.4)	(2.6)	(1.6)	(10.1)	(2.3)	(8.3)	(23.3)	(3.5)	(1.5)	(2.4)
Less: amortization of intangibles		(1.1)	(1.0)	(1.1)	(1.0)	(1.0)	(1.2)	(1.3)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Core non-interest expenses before amortization of intangibles	S	77.4	70.6	72.8	67.4	69.3	66.0	63.1	60.5	62.8	62.8	62.5	62.0
Net revenue before provision for credit losses and other gains/losses	T	118.4	112.5	110.2	106.4	105.6	101.3	102.2	96.8	98.5	94.2	93.8	92.9
Core efficiency ratio	S/T	65.4%	62.8%	66.1%	63.2%	65.6%	65.3%	61.8%	62.5%	63.7 %	66.8%	66.7%	66.8%

20

Butterfield

21 Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC